Exhibit 99.1

NICE Actimize Launches the Next Generation of Financial Crime and Compliance
Investigations with New Generative AI Solutions

Three groundbreaking solutions expedite the speed of investigations by over 50%
with the power of Generative AI

Hoboken, NJ, February 15,  2024 – NICE Actimize, a NICE (Nasdaq: NICE) business, announces three advanced generative AI-based solutions designed to fight financial crime and allow organizations to significantly reduce the manual and labor-intensive tasks currently employed in financial crime investigations and reporting. Offering up to a 50% reduction in investigation time and 70% time savings in SAR filing, these innovations provide unprecedented efficiency in financial crime and compliance risk management programs.

With generative AI embedded into NICE Actimize’s advanced ActOne enterprise risk case management platform, two of these cutting-edge solutions, X-Sight AI Assist and X-Sight AI Narrate, transform financial crime by reducing manual tasks and seamlessly expediting workflows with existing policies and procedures. ActOne enterprise risk case manager is trusted by the world’s leading financial services organizations and is used by over 300,000 analysts and investigators daily.

A third solution, NICE Actimize’s Xceed FraudDESK CoPilot is its new Fraud Analyst Assistant Generative AI chatbot, which uses generative AI to create unprecedented efficiency gains in operational analysis.

“Generative AI is a powerful tool in fighting financial crime. Anti-money laundering, fraud, and market manipulation scenarios benefit from the cost and time savings that generative AI provides,” said Craig Costigan, CEO, NICE Actimize. “NICE Actimize’s use of generative AI services provide a monumental step forward in helping financial institutions evolve financial crime and compliance programs and address their growing costs.”

Targeted Generative AI solutions
Offering solutions for all types and sizes of financial institutions, NICE Actimize features these generative AI capabilities in both its X-Sight and Xceed platforms, including:

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X-Sight AI Narrate intelligently synthesizes suspicious transaction data and investigation intelligence generating coherent, comprehensive, and compliant SAR narratives, speeding up SAR filings by up to 70%.

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X-Sight AI Assist summarizes, analyzes, and enriches alerts and cases, meeting each institution's unique needs while providing pertinent information and guidance to realize efficiency gains of up to 50%.

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Xceed FraudDESK CoPilot handles the repeatable, tedious, labor-intensive aspects of alert triage, prioritizations, and case narrations, providing unprecedented efficiency gains of up to 80% for mid-market banks and credit unions.

For more information on NICE Actimize’s X-Sight Generative AI solutions, please click here.
For more information on NICE Actimize’s Xceed Generative AI FraudDESK CoPilot solution, please click here.

To register for NICE Actimize’s webinar, “The Power of Generative AI in Fraud & Financial Crime,” please click on the link here.

NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.